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08028991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC 110

SEC FILE NUMBER
8-32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kercheville & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH-10 West at Loop 1604
(No. and Street)

San Antonio	Texas	78249
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori S. Barker (210) 694-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

100 N.E. Loop 410, Suite 1100	San Antonio	Texas	78216
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe B. Kercheville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kercheville & Company, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KIM WOLFF
My Commission Expires
March 10, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kercheville and Company and Subsidiary

Consolidated Financial Statements
and Supplementary Information

December 31, 2007 and 2006

Kercheville and Company and Subsidiary

Table of Contents

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

We have audited the accompanying consolidated statements of financial condition of Kercheville and Company and Subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kercheville and Company and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been

subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 20, 2008

Liabilities and Stockholders' Equity

Liabilities	2007	2006
Accounts payable and accrued liabilities	$ 289,754	$ 49,469
Securities sold short – fair market value	108,200	-
Total liabilities	397,954	49,469
Minority Interest	66,291	46,042
Stockholders' Equity		
Common stock – $0.50 par value; 600,000 shares authorized; 358,188 shares issued and outstanding	179,094	179,094
Additional paid-in capital	29,047	29,047
Retained earnings	9,933,992	7,853,551
Total stockholders' equity	10,142,133	8,061,692
	$ 10,606,378	$ 8,157,203

Kercheville and Company and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues and income:		
Commissions	$ 1,681,920	$ 1,777,744
Interest and dividends	64,894	89,583
Realized and unrealized gains (losses) on securities – net	1,307,921	(81,584)
Management fees and performance fees	1,211,991	396,278
Other income	105,983	111,772
Total revenues and income	4,372,709	2,293,793
Expenses:		
Employee compensation and benefits, including commissions	1,706,272	1,586,630
Transaction charges	93,360	97,118
General, administrative, and other	200,161	147,086
Communications	52,647	71,299
Depreciation	56,001	62,201
Property, payroll, and other taxes	109,514	96,809
Occupancy	54,064	51,334
Total expenses	2,272,019	2,112,477
Earnings before minority interest	2,100,690	181,316
Minority interest in earnings of subsidiary	20,249	3,248
Net earnings	$ 2,080,441	$ 178,068

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2005	$ 182,594	$ 164,507	$ 7,675,483	$ (46,710)	$ 7,975,874
Purchase of treasury stock	-	-	-	(92,250)	(92,250)
Retirement of treasury stock	(3,500)	(135,460)	-	138,960	-
Net earnings – year ended December 31, 2006	-	-	178,068	-	178,068
Balance at December 31, 2006	179,094	29,047	7,853,551	-	8,061,692
Net earnings – year ended December 31, 2007	-	-	2,080,441	-	2,080,441
Balance at December 31, 2007	$ 179,094	$ 29,047	$ 9,933,992	$ -	$ 10,142,133

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2007 and 2006

Increase (Decrease) in Cash and Cash Equivalents

	2007	2006
Cash Flows From Operating Activities		
Net earnings	**$ 2,080,441**	$ 178,068
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Minority interest in earnings of subsidiary	**20,249**	3,248
Depreciation	**56,001**	62,201
Appreciation of investment in Blanco Partners, L.P.	**(2,305,885)**	(298,791)
Net change in:		
Securities owned	**(87,862)**	165,227
Receivables:		
From brokers, dealers, and clearing agent	**18,296**	(42,671)
From affiliates, employees, and other	**(32,325)**	14,468
Prepayments	**(2,570)**	16,866
Deposits with clearing agent	**(6,829)**	2,556
Accounts payable and accrued liabilities	**240,285**	(26,059)
Securities sold short	**108,200**	(8,500)
Net cash provided by operating activities	**88,001**	66,613
Cash Flows From Investing Activities – purchase of property and equipment	**(2,296)**	(15,226)
Net cash used in investing activities	**(2,296)**	(15,226)

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2007 and 2006

(Continued)

Increase (Decrease) in Cash and Cash Equivalents

	2007	2006
Cash Flows From Financing Activities – purchase of treasury stock	$ -	$ (92,250)
Net cash used in financing activities	-	(92,250)
Net increase (decrease) in cash and cash equivalents	**85,705**	(40,863)
Cash and cash equivalents at beginning of year	**39,913**	80,776
Cash and cash equivalents at end of year	**$ 125,618**	$ 39,913

Supplemental Disclosure of Cash Flow Information

Cash paid for state income taxes	**$ 27,078**	$ 12,650

Kercheville and Company and Subsidiary

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Kercheville and Company ("K&Co.") and Subsidiary conform to accounting principles generally accepted in the United States of America. Following is a summary of the Company's more significant accounting and reporting policies:

Nature of Operations

K&Co. was incorporated in the state of Texas in October 1984, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934.

K&Co. is the general partner with a 99% interest in Kercheville Partners, L.P. ("KP"). KP's sole activity is serving as a general partner of Blanco Partners, L.P. ("Blanco Partners") (see note 3). The accompanying consolidated financial statements include the accounts of K&Co. and KP (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

The Company operates under a clearing agreement with Pershing LLC ("Pershing"), a member of BNY Securities Group and a subsidiary of Bank of New York, whereby Pershing clears transactions for K&Co.'s customers, located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. K&Co. does not hold cash or securities in connection with these transactions. K&Co. is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(ii) of that rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

1. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold Short

Investments in securities and securities sold short traded on a national securities exchange or reported on a national market system are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the average of the closing bid and asked prices on that day.

Derivative Instruments

The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 138 and 14. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation.

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost net of accumulated depreciation. Depreciation expense is recognized on the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 3-18 years.

Depreciation expense for the years ended December 31, 2007 and 2006 amounted to $56,001 and $62,201, respectively.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

Realized and Unrealized Gains and Losses

Realized gains and losses are computed based on specific identification of securities sold.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

K&Co. elected to be treated as an S Corporation for federal income tax purposes under which K&Co.'s taxable income is included in the tax return of its owners. Accordingly there is no provision for federal income taxes reported in these consolidated financial statements. State franchise taxes that are based on income are reported as a provision for state income taxes in the consolidated statements of income.

2. Securities Owned

Securities owned consist of trading securities at market values as follows:

	December 31,	
	2007	2006
Corporate stocks	$ **705,015**	$ 632,430
Mutual funds	**-**	452,435
Money market funds	**469,247**	1,535
	$ **1,174,262**	$ 1,086,400

Securities sold short consist of trading securities at fair market value as follows:

	December 31,	
	2007	2006
Securities sold short	$ **108,200**	$ -

3. Investment in Blanco Partners, L.P.

Through the general partnership interest held by KP and a direct limited partnership interest held by K&Co., the Company has an investment in Blanco Partners whose primary purpose is to invest and trade in securities and other financial instruments. At December 31, 2007 and 2006, the carrying value of the Company's investments in Blanco Partners was $8,525,686 and $6,219,801, respectively, representing the Company's proportionate share of the fair value of the net assets of Blanco Partners. For the year ended December 31, 2007, the Company recognized appreciation related to its investment in Blanco Partners of $2,305,885 ($298,791 in 2006), including $1,211,991 in management and performance fees ($396,278 in 2006), and realized and unrealized gains of $1,093,894 in 2007 (losses of $97,489 in 2006).

K&Co. executes certain transactions for Blanco Partners and earned commission income related to these trades of approximately $318,000 and $358,000 in 2007 and 2006, respectively. KP serves as general partner for Blanco Partners. In this capacity, KP earned management fees and performance fees of $1,211,991 and $396,278 during the years ended December 31, 2007 and 2006, respectively.

Condensed financial information of Blanco Partners is as follows:

	December 31, 2007	December 31, 2006
Assets		
Investment in securities at fair value	$ 46,363,055	$ 53,089,612
Other assets	5,653,866	857,898
Total assets	52,016,921	53,947,510
Liabilities		
Securities sold short – fair value	-	191,000
Margin loan payable	194,097	5,971,163
Other liabilities	-	1,848,684
Total liabilities	194,097	8,010,847
Partners' capital	$ 51,822,824	$ 45,936,663
Operations		
Net investment gain (loss)	$ (510,821)	$ 168,912
Net realized and unrealized gain (loss) on investments	7,645,472	(227,533)
Net increase (decrease) in partners' capital resulting from operations	$ 7,134,651	$ (58,621)

3. Investment in Blanco Partners, L.P. (continued)

Subsequent to January 1, 2008, Blanco Partners was discontinued, and the assets were distributed to the partners based on their capital accounts effective January 1, 2008. Blanco Partners will not operate beyond this limitation.

4. Deposits With Clearing Agent

Under the clearing agreement with Pershing, K&Co. is required to maintain a $100,000 balance at Pershing. At December 31, 2007 and 2006, funds were invested in U.S. Treasury notes and in certificates of deposit with a market value of $140,095 and $133,266, respectively.

5. Related Party Transactions

K&Co. acts as an agent and sells various insurance products on behalf of an agency owned by K&Co.'s majority stockholder. For the years ended December 31, 2007 and 2006, K&Co. recognized revenues related to these activities of approximately $600 and $1,900, respectively.

6. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2007 and 2006.

7. Off-Balance Sheet Activities

All financial instruments are subject to market risk, the risk that future changes in market conditions may make an investment less valuable or more onerous. As the instruments are recognized at market value, those changes directly affect reportable income.

Securities Sold Short

K&Co. may sell a security that it does not own in anticipation of a decline in the market value of that security. K&Co. is obligated to purchase such security at a future date. As of December 31, 2007, the Company did have securities sold short with a fair market value of $108,200 ($0 in 2006).

Written Options

At December 31, 2007 and 2006, the Company did not have any written options outstanding.

7. Off-Balance Sheet Activities (continued)

Credit Risk

K&Co.'s customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between K&Co. and the clearing agent stipulates that all losses resulting from K&Co.'s customers' inability to fulfill their contractual obligation are the responsibility of K&Co.

8. Net Capital Requirements

K&Co. is subject to the Security and Exchange Commission's ("SEC's") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $947,409, which was $697,409 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 42.00% at December 31, 2007. At December 31, 2006, the Company had net capital of $1,130,164, which was $880,164 in excess of its required net capital of $250,000. K&Co.'s percentage of aggregate indebtedness to net capital was 4.38% at December 31, 2006.

Supplementary Information

Kercheville and Company and Subsidiary

Schedule of Computation of Net Capital

December 31, 2007

Schedule I – Computation of Net Capital

Total stockholders' equity	$ 10,142,133
Deductions:	
Nonallowable assets:	
Petty cash	(100)
Prepayments	(12,944)
Receivables from noncustomers	(32,325)
Property and equipment – net	(472,728)
Investment in Blanco Partners, L.P.	(8,525,686)
Net capital before haircuts on securities	1,098,350
Haircuts on securities	(150,941)
Net capital	$ 947,409

Schedule II – Computation of Aggregate Indebtedness

Liabilities	$ 289,754
Securities sold short	108,200
Total aggregate indebtedness	$ 397,954
Percentage of aggregate indebtedness to net capital	42.00%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 697,409

Schedule IV – Reconciliation With K&Co.'s Computation
(Included in Part II-A of Form X-17A-5 as of December 31, 2007)

Net capital as reported in K&Co.'s Part II-A (Unaudited) FOCUS Report	$ 983,534
Audit adjustments:	
Minority interest adjustment	(20,249)
IRA adjustment	(15,876)
Net capital per above	$ 947,409

See independent auditors' report.

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

In planning and performing our audit of the consolidated financial statements of Kercheville and Company and Subsidiary (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 20, 2008

END